May 27, 2009

Filed as Correspondence

Ms. Tricia Armelin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Submitted via EDGAR

RE:                            Snap-on Incorporated
Staff comments on Form 10-K for the fiscal year ended
January 3, 2009, filed February 18, 2009
Commission File No. 1-7724

Dear Ms. Armelin:

This letter confirms your conversation with Martin M. Ellen of Snap-on Incorporated on May 26, 2009.  In that exchange, Mr. Ellen stated that Snap-on would respond to the Staff’s additional comments included in the letter from John Hartz, dated May 21, 2009, by June 26, 2009.

If we have any specific questions as we draft our response, we will contact you.  Additionally, please let me know if you have any questions of us.

Very truly yours,

/s/ Irwin M. Shur

Irwin M. Shur
Vice President, General Counsel and Secretary

cc:                                 Mr. Martin M. Ellen
Principal Financial Officer

Chief Financial Officer

Senior Vice President – Finance

Snap-on Incorporated

Kenneth V. Hallett, Esq.

Quarles & Brady LLP

2801 80th Street, Kenosha, Wisconsin 53141	Writer’s Direct Line: 262/656-5560
Secretary’s Line: 262/656-5379
Fax Line: 262/656-5127